EXHIBIT 99.2

For Immediate Release 20-27-TR	Date:	April 16, 2020

Teck Announces $20 million COVID-19 Response Fund

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the creation of a $20-million fund to support COVID-19 response and future recovery efforts. This funding will go to support critical social initiatives and increased healthcare capacity, including procuring one million masks to be donated for healthcare in British Columbia.

Don Lindsay, Teck President and CEO said: “The global health crisis posed by COVID-19 is unlike anything previously faced by companies, by families, and by communities. The scope and severity of this pandemic requires all of us to step up and do our part.

“As a proudly Canadian-based resource company with over 100 years of history, Teck is committed to playing a role in the global mobilization to beat COVID-19. We have created a $20-million fund that will provide direct support to critical services in communities where we operate. This includes procuring essential medical supplies, donating to medical research, supporting local healthcare and social services affected by COVID-19, and contributing to international relief efforts.

“This funding will help to protect the health and wellbeing of communities locally and globally during this challenging time and support their long-term economic and social recovery in the wake of COVID-19. It builds on our work to implement stringent preventative measures at all our operations to safeguard the health of our people, and to maintain jobs and economic activity to the extent possible without compromising safety.

“Meeting an unprecedented challenge requires unprecedented unity, empathy and consideration for one another. Around the world we have seen those qualities on display in recent weeks, from small gestures of kindness and support from our neighbours to everyday citizens cheering each night in support of frontline healthcare workers.

“Teck and its people are proud to play our part. There are many examples of our local operations embodying that same spirit, such as donating PPE to local frontline health workers, sharing their health and safety expertise with the community, and providing funding to local food banks. The collective response to this unprecedented threat has been truly extraordinary. It should give us every confidence that we will prevail and once it passes, as it surely will, we will all emerge stronger and more resilient than ever.”

Donations to date through the fund include:
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One million masks for healthcare in British Columbia: Working in collaboration with government agencies and utilizing its supply chain network, Teck has procured 1 million KN95 masks to donate to B.C.’s healthcare system with delivery expected in the coming weeks.

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Teck Community Response Fund for local communities in Canada, Alaska and Chile: A dedicated community investment fund will support local organizations in areas where Teck operates directly involved with COVID-19 response (such as healthcare and social services) or those directly experiencing impacts resulting from COVID-19. A portion of this fund will be specifically dedicated to support for Indigenous communities. Teck is also expediting payments to local and indigenous suppliers to support their ongoing economic resiliency.

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Healthcare services in Chile: Teck will support healthcare services in the Tarapaca and Coquimbo regions of Chile, including funding medical supplies, equipment, facilities and professionals at the Iquique hospital; family and primary health services in Pica, Pozo Almonte, and Chanavayita; and healthcare services in La Serena.

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Investments in use of copper towards infection prevention initiatives: Through its Copper & Health program, Teck will continue to collaborate with public agencies and is making an additional   $1 million available to advance the use of copper products to support infection control and prevention.

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Contributions to Canadian relief efforts: Teck is providing $250,000 to the Canadian Red Cross towards supporting health services and public health in the battle against COVID-19, including the deployment of the Red Cross’s Emergency Response Unit field hospital and the supply of medical equipment.

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Support for international relief efforts: Teck has contributed to international aid efforts including $500,000 to UNICEF (in collaboration with the World Health Organization Solidarity Response Fund) to provide critical medical and sanitation supplies, equipment and training in over 180 countries, and $250,000 to the China Foundation for Poverty Alleviation to support children in rural communities in China.

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Support for medical research programs in Canada: Teck has provided a $250,000 contribution to the VGH & UBC Hospital Foundation for targeted drug discovery into therapeutic solutions to the COVID-19 virus carried out at the Vancouver Prostate Centre.

Further donations through the fund will include procuring additional supplies or PPE for healthcare and community use, contributions to global relief efforts, medical research, and long-term economic recovery from the impacts of COVID-19.

Teck is following guidance from public health agencies and government, and has implemented comprehensive measures at all of its operations to protect the health and safety of employees and communities in response to COVID-19. Learn more at www.teck.com/updates.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com
Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com